

Mail Stop 3030

July 14, 2009

<u>Via U.S. Mail</u>

Mr. John E. Salamon
Chief Executive Officer
Salamon Group, Inc.
4080 Paradise Road #15-901
Las Vegas, Nevada 89169

> **Re:** **Salamon Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-50530**

Dear Mr. Salamon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief